TAG Oil Announces Further Investment from Shareholder

Vancouver, British Columbia - April 10, 2008 - TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announces that the Company has been advised by Mr. Alex Guidi, that he has purchased an additional 2,156,000 common shares of TAG Oil Ltd.

As a result, Mr. Guidi now owns 11,920,500 common shares of TAG Oil Ltd. representing 13% of the current issued and outstanding shares. Mr. Guidi has also advised the Company that the additional shares were acquired for investment purposes.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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